Exhibit 99.1

BiondVax Moves to New Universal Flu Vaccine Manufacturing Facility

State-of-the-art facility designed for annual capacity of 40 million doses in bulk with up to 20 million single dose syringes

Jerusalem, Israel – August 20, 2018

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV), developer of the M-001 universal influenza vaccine candidate, reported today the company’s relocation to a newly constructed mid-size commercial scale manufacturing facility in Jerusalem, Israel.

Dr. Shimon Hassin, BiondVax’s COO, commented, “BiondVax’s new facility is custom-built for GMP manufacturing of our innovative flu vaccine candidate, which can be produced year-round and is designed to provide broad protection against influenza. As BiondVax moves into this next exciting stage, I would like to thank our partners at Biopharmax for the design and construction of our new facility.”

Based in the Jerusalem Bio Park, a biotech hub on the Hadassah Medical Center Hebrew University Ein Kerem campus, the new approximately 20,000 square foot (1850m2) facility includes offices, laboratories, and GMP manufacturing suites with potential annual capacity of 40 million doses of M-001 in bulk with up to 20 million single dose syringes.

BiondVax’s contact information, including telephone, fax, email, and mailing address currently remains the same as it was prior to the move.

About BiondVax Pharmaceuticals Ltd.

BiondVax is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. BiondVax is traded on NASDAQ: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

+972-8-930-2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility its products; ability ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

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